EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.
Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2015	2014	2015	2014
Fixed Charges:
Interest expense	$88	$92	$267	$288
Capitalized interest	—	1	—	3
Portion of rental expense which represents interest factor	45	68	181	203
Total Fixed Charges	$133	$161	$448	$494
Earnings Available for Fixed Charges:
Pre-tax (loss) income	$(173)	$286	$102	$858
Add: Distributed equity income of affiliated companies	3	7	32	42
Add: Fixed charges	133	161	448	494
Less: Capitalized interest	—	(1)	—	(3)
Less: Net income-noncontrolling interests	(3)	(6)	(13)	(17)
Total (Loss) Earnings Available for Fixed Charges	$(40)	$447	$569	$1,374
Ratio of Earnings to Fixed Charges	*	2.78	1.27	2.78

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Fixed Charges:
Interest expense	$88	$92	$267	$288
Capitalized interest	—	1	—	3
Portion of rental expense which represents interest factor	45	68	181	203
Total Fixed Charges before preferred stock dividends pre-tax income requirements	133	161	448	494
Preferred stock dividends pre-tax income requirements	10	10	29	29
Total Combined Fixed Charges and Preferred Stock Dividends	$143	$171	$477	$523
Earnings Available for Fixed Charges:
Pre-tax (loss) income	$(173)	$286	$102	$858
Add: Distributed equity income of affiliated companies	3	7	32	42
Add: Fixed charges before preferred stock dividends	133	161	448	494
Less: Capitalized interest	—	(1)	—	(3)
Less: Net income-noncontrolling interests	(3)	(6)	(13)	(17)
Total (Loss) Earnings Available for Fixed Charges and Preferred Stock Dividends	$(40)	$447	$569	$1,374
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	*	2.61	1.19	2.63

* Earnings for the three months ended September 30, 2015 were inadequate to cover fixed charges by $173 and fixed charges and preferred dividends by $183.
Note: The ratio for the three and nine months ended September 30, 2014 have been restated to reflect the sale of our ITO business which was held for sale and reported as a discontinued operation at December 31, 2014 and up to its sale on June 30, 2015. Refer to Note 5 - Divestitures in the Condensed Consolidated Financial Statements for additional information regarding this sale.